UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM N-8A NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8 (a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	EVOLUTION U.S. GOVERNMENT GUARANTEED FLOATING RATE LOAN FUND a series of EVOLUTION INVESTMENT TRUST

Address of Principal Business Office (No. & Street, City, State, Zip Code):

21 WATERWAY AVE., SUITE 300, THE WOODLANDS, TX 77380

Telephone Number (Including area code):	(713) 268-1110

Name and address of agent for services of process:

The Corporation Trust Company, 1209 Orange St., Wilmington, Delaware 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A: Yes ☑ No ☐

    Pursuant to the requirements of the Investment Company Act of 1940 the trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of Manhattan and state of New York on the 2nd day of October 2008

Signature	/s/ Damian Omar Valdez
(Name of Registrant)

By:	Damian Omar Valdez
(Name of sponsor, trustee or custodian)

By:	Damian Omar Valdez
(Name of officer of sponsor, trustee or custodian)

Trustee
(Title)

Attest:	/s/ Pamela Kemp
Pamela Kemp, Secretary